

February 12, 2010

Mr. Xin Chen
Chief Financial Officer
FLM Minerals Inc
#14 - 8 No. 58 Haidian Road
Haidian District
Beijing, China 100086

       Re: FLM Minerals Inc
               Form 8-K Filed February 3, 2010
               Form 8-K/A Filed February 8, 2010
               File No. 0-53160

Dear Mr. Chen:

       We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Mark C. Shannon
                                    Branch Chief